51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Aduro Clean Technologies Inc. (the "Company" or "Aduro")
542 Newbold St.
London, Ontario, Canada, N6E 2S5

Item 2 Date of Material Change

December 18, 2025

Item 3 News Release

The news release dated December 19, 2025 was disseminated via GlobeNewswire.

Item 4 Summary of Material Change

The Company priced its underwritten U.S. public offering (the "Offering") of 1,739,130 common shares, together with accompanying warrants to purchase 869,565 common shares for gross proceeds of approximately US$20 million, before deducting underwriting discounts and offering expenses.

In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 260,869 common shares and/or warrants to purchase an additional 130,434 common shares at the public offering price, less underwriting discounts to cover over-allotments, if any. The Offering is expected to close on December 22, 2025, subject to customary closing conditions.

Aduro expects to use the net proceeds from this Offering for expenditures related to the construction of its “Demonstration-Scale” plant, and the remainder (if any) for ongoing research and development costs, general corporate purposes and working capital.

D. Boral Capital LLC is acting as the lead underwriter and book-running manager for the Offering and Roth Capital Partners, LLC has been retained as financial advisor for the Offering.

The common shares of the Offering referenced above are not being offered to residents of Canada or persons in Canada.

The Offering is being made pursuant to an effective shelf registration statement on Form F-10, as amended (File No. 333-292023), previously filed with the U.S. Securities and Exchange Commission ("SEC") and became effective on December 15, 2025, and the Company's Canadian short form base shelf prospectus dated December 15, 2025 (the "Base Shelf Prospectus").

The Base Shelf Prospectus relating to the Offering and describing the terms thereof has been filed with the applicable securities commissions in Canada and with the SEC in the United States and is available for free by visiting the Company's profiles on the SEDAR+ website maintained by the Canadian Securities Administrators at www.sedarplus.ca or the SEC's website at www.sec.gov, as applicable. A final prospectus supplement with the final terms will be filed with the securities regulatory authorities in the Canadian provinces of British Columbia and Ontario and the SEC. Copies of the final prospectus may be obtained, when available, at the SEC's website at www.sec.gov or from D. Boral Capital LLC, Attention: 590 Madison Avenue 39th Floor, New York, NY 10022, or by email at dbccapitalmarkets@dboralcapital.com, or by telephone at +1 212 970 5150.

Item 5 Full Description of Material Change

The material change is fully described in Item 4 above.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

Mena Beshay, Chief Financial Officer
Telephone: 226-784-8889

Item 9 Date of Report

 December 19, 2025